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						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					WASHINGTON, D.C.   20549

						SCHEDULE 13G

				UNDER THE SECURITIES EXCHANGE ACT OF 1934
			(Amendmendment No. _________)*


			BANCWEST CORPORATION
	-----------------------------------------
				(Name of Issuers)

		COMMON STOCK, PAR VALUE $1.00 PER SHARE
	-------------------------------------------
		(Title of Class of Securities)

					059790105
	-----------------------------------------
					(Cusip Number)

Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities; and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


		Page 1 of 6 pages
SEC 1745  (2-95)


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CUSIP NO.   059790105					13G		Page   2  of  6 Pages
		--------------------						----	   ---

(1)	NAME OF REPORTING PERSON
	S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

		BANCWEST CORPORATION
		99-0156159
	-------------------------------------------------------------

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)  {  }
								(b)  {  }
	--------------------------------------------------------------

(3)	SEC USE ONLY
	--------------------------------------------------------------

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
		A DELAWARE CORPORATION
	--------------------------------------------------------------

		(5)	SOLE VOTING POWER
  NUMBER OF			1,870,685.430
   SHARES	--------------------------------------------------------------
BENEFICIALLY	(6)	SHARED VOTING POWER
  OWNED BY			2,247,612
    EACH	--------------------------------------------------------------
  REPORTING		(7)	SOLE DISPOSITIVE POWER
   PERSON			1,816,087.430
    WITH	--------------------------------------------------------------
		(8)	SHARED DISPOSITIVE POWER
			2,284,990
	--------------------------------------------------------------

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,145,477,430
	--------------------------------------------------------------
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES [  ].
	-------------------------------------------------------------
(11)	PERCENT OF CLASS REPRESENTED IN AMOUNT IN ROW 9
	14.4%
	-------------------------------------------------------------
(12)	TYPE OF REPORTING PERSON*
	HC
	-------------------------------------------------------------
	*SEE INSTRUCTIONS BEFORE FILLING OUT.


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							SCHEDULE G

Item 1(a)	Name of Issuer
	BancWest Corporation

Items 1(b)	Address of Issuer's Principal Executive Offices.
	999 Bishop Street
	Honolulu, Hawaii 96813

Item 2(a)	Names of Person Filing
	BancWest Corporation

Item 2(b)	Address of Principal Business office or, if none, Residence
	999 Bishop Street
	Honolulu, Hawaii 96813

Item 2(c)	Citizenship
	A Delaware Corporation

Item 2(d)	Title of Class of Securities
	Common Stock, Par Value $1.00

Item 2(3)	CUSIP Number.
	059790105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-
2(b), check whether the person filing is a:
	(a).	[  ]	Broker or Dealer registered under Section 15 of the Act
	(b).	[  ]	Bank as defined in section 3(a)(6) of the Act
	(c).	[  ]	Insurance company as defined in section 3(a)(19) of the Act
	(d). [  ]	Investment Company registered under section 8 of the
Investment Advisors Act of 1940
	(e)	[  ]	Investment Advisor registered under section 203 of the
Investment Advisors Act of 1940
	(f)	[  ]	Employee Benefit Plan, Pension Fund which is subject to the
provisions of the Employee Retirement Income Security Act of 1974 or
Endowment Fund; see Rule 240.13d-1(b)(1)(ii)(F)
	(g)	[x ]	Parent Holding Company, in accordance with Rule 240.13d-
1(b)(ii)(G) (Note:  See Item 7)
	(h)	[  ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(H)

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Item 4.	Ownership.

		If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13-d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)	Amount Beneficially Owned: 4,145,477.430

(b)	Percent of Class: 14.4%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,870,685.430

(ii)shared power to vote or to direct the vote: 2,247,612

(iii)	sole power to dispose or to direct the disposition of: 1,816,087.430

(iv)		shared power to dispose or to direct the disposition of: 2,284,990

Item 5.	Ownership of Five Percent or less of a Class

			If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

			If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  a listing of the shareholders of an investment company registered under the Investment
Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

			Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

			If a parent holding company has filed this schedule, pursuant to
Rule 13-d1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

			See Exhibit 1.

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Item 8.	Identification and Classification of Members of the Group.

			If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identify of each member of the group.

			Not applicable.

Item 9.	Notice of dissolution of Group.

			Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item
5.

		Not applicable

Item 10.	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

			After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2000

By ________________________
	Herbert E. Wolff
	Senior vice President-Secretary

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